[Letterhead of Stroock & Stroock & Lavan]

March 27, 2009

VIA EDGAR AND EMAIL

Ms. Jennifer Riegel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Specialty Underwriters’ Alliance, Inc.
Preliminary Proxy Statement on Schedule 14A filed March 19, 2009
File No. 000-50891

Dear Ms. Riegel:

We are writing on behalf of Specialty Underwriters’ Alliance, Inc. (“SUAI” or the “Company”) in response to the Staff’s comment letter dated March 25, 2009 (the “Comment Letter”) relating to the above-referenced Preliminary Proxy Statement (the “Proxy Statement”). Concurrently with the submission of this response letter to the Comment Letter, we are filing, on behalf of the Company, a copy of a revised Proxy Statement (the “Revised Proxy Statement”).

We appreciate the Staff’s review of, and comments to, the Proxy Statement. Set forth below are the Staff’s numbered comments and the Company’s responses.

1.

You disclose on the front cover page of the proxy statement that stockholders can obtain your proxy materials from your website at www.suainsurance.com. Please revise your materials to provide all of the information required in a Notice of Internet Availability of Proxy Materials pursuant to paragraphs (d) and (n)(4) of Exchange Act Rule 14a-16. For example, as required by 14a-16(d)(1), please include in the proxy statement itself a prominent legend in bold-face type that states “Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 5, 2009.” In addition, the legend on the proxy card itself does not appear more prominent than the rest of the bold-face type language on the front page of the proxy card.

Response: The Company has revised the Proxy Statement to include the disclosure required to comply with paragraph (d)(1)(2) of Exchange Act Rule 14a-16 and has also consolidated the disclosure relating to paragraphs (2), (4), (5) and (8) of Exchange Act Rule 14a-16 on the first page of its Revised Proxy Statement. Note that disclosure required under paragraphs (d)(2) and (3) of Exchange Act Rule 14a-16 is included on pages 1 and 2 of the Revised Proxy Statement. In addition, the legend on the proxy card has been made more prominent than the rest of the bold-face type language on the front page of the form of proxy.

2.

Please confirm that you have included all the information required by Item 5(b) of Schedule 14A in your proxy statement, or advise. For example, it does not appear that the disclosure required by Item 5(b)(vi) has been provided.

Response: The Company has included additional disclosure required by subparagraphs (i), (ii), (v), (vi), (viii), (ix), (x), (xi), and (xii) of Item 5(b)(1) of Schedule 14A, which is set forth on pages 5 and 7 of the Revised Proxy Statement and in Annex A thereto. Note that no participant in the solicitation has been convicted of a criminal proceeding in the past 10 years (see subparagraph (iii)). Subparagraph (vii) of Item 5(b)(1) of Schedule 14A is also not applicable. Further, information regarding the security ownership of the participants required by subparagraph (iv) of Item 5(b)(1) of Schedule 14A is set forth on page 28 of the Revised Proxy Statement.

3.

Please clarify the class or classes of employees that may be employed in the solicitation of proxies and the manner and nature of their employment for such solicitation. See Item 4(b)(2) of Schedule 14A.

Response: The Company has included the relevant disclosure beginning on page 5 of its Revised Proxy Statement.

4.

We note that you may solicit proxies personally or by telephone. Please be advised that all written solicitation materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Company confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

5.

We note that you may introduce substitute director nominees. Please revise to address whether any advance notice provisions affect your ability to designate nominees. Further, we note that if any of the nominees should decline or be unable to serve as director, the shares represented by the white proxy card will be voted for the substitute nominees. Please note that we consider the existence of substitute nominees to be material to a security holder’s voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1) and Item 7 of Schedule 14A.

Response: The Company has deleted all references to the substitution of other persons as nominees as the Board may select in the proxy statement and form of proxy.

6.

Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual’s business experience for the past five years and disclose the dates of experience by month and year, as necessary. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note that such information is lacking in the business description of Robert Dean, Paul Philip and Robert Whitehead.

Response: The Company has revised the disclosure beginning on page 7 of its Revised Proxy Statement to comply with Item 401 of Regulation S-K.

7.	Revise the form of proxy to clearly mark it as a “Preliminary Copy.” Refer to Rule 14a-6(3)(1).

Response: The Company has clearly marked the form of proxy as a “Preliminary Copy” in its Revised Proxy Statement.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had an opportunity to review this response, please contact the undersigned at (212) 806-5641 with any questions or further comments relating to this response letter.

Very truly yours,

/s/ Christopher J. Doyle, Esq.

cc:	Perry Hindin, Special Counsel with the Office of Mergers & Acquisitions
Scott Goodreau, Esq. (SUAI)